SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  30  November 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 16 November 2012
99.2	Transaction in Own Shares dated 16 November 2012
99.3	Transaction in Own Shares dated 19 November 2012
99.4	Transaction in Own Shares dated 20 Novemebr 2012
99.5	Transaction in Own Shares dated 21 November 2012
99.6	Transaction in Own Shares dated 22 November 2012
99.7	Transaction in Own Shares dated 23 November 2012
99.8	Publication of Final Terms dated 26 November 2012
99.9	Transaction in Own Shares dated 27 November 2012
99.10	Transaction in Own Shares dated 28 November 2012
99.11	Transaction in Own Shares dated 29 November 2012

Exhibit 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	KIRK KINSELL - DIRECTOR, PRESIDENT OF THE AMERICAS		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARE OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	KIRK KINSELL		EXERCISE OF 109,150 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN AND SUBSEQUENT SALE OF 109,150 SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	109,150 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	EXERCISED 77,110 OPTIONS AT £4.9417 PER SHARE AND EXERCISED 32,040 OPTIONS AT £6.1983 PER SHARE. SOLD 109,150 SHARES AT £15.776293 PER SHARE		16 NOVEMBER 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	422,526, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		16 NOVEMBER 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 16 NOVEMBER 2012

Exhibit 99.2

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 16 November 2012 it acquired 260,000 of its own ordinary shares for cancellation at an average price of 1575.4831 pence per ordinary share. The highest and lowest prices paid for these shares were 1584 pence per share and 1565 pence per share respectively.

Following this purchase, the Company has 270,394,560 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 19 November 2012 it acquired 230,000 of its own ordinary shares for cancellation at an average price of 1587.5189 pence per ordinary share. The highest and lowest prices paid for these shares were 1593 pence per share and 1574 pence per share respectively.

Following settlement of this purchase, the Company will have 270,164,560 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 20 November 2012 it acquired 240,000 of its own ordinary shares for cancellation at an average price of 1627.4842 pence per ordinary share. The highest and lowest prices paid for these shares were 1638 pence per share and 1606 pence per share respectively.

Following settlement of this purchase, the Company will have 269,929,560 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 21 November 2012 it acquired 86,000 of its own ordinary shares for cancellation at an average price of 1639.8640 pence per ordinary share. The highest and lowest prices paid for these shares were 1650 pence per share and 1624 pence per share respectively.

Following settlement of this purchase, the Company will have 269,843,560 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 22 November 2012 it acquired 50,000 of its own ordinary shares for cancellation at an average price of 1668.1496 pence per ordinary share. The highest and lowest prices paid for these shares were 1674 pence per share and 1664 pence per share respectively.

Following settlement of this purchase, the Company will have 269,864,350 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 23 November 2012 it acquired 82,500 of its own ordinary shares for cancellation at an average price of 1683.8974 pence per ordinary share. The highest and lowest prices paid for these shares were 1695 pence per share and 1671 pence per share respectively.

Following settlement of this purchase, the Company will have 269,781,850 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

26 November 2012
InterContinental Hotels Group PLC
Publication of Final Terms
InterContinental Hotels Group PLC (the "Company") has today published Final Terms dated 26 November 2012 in respect of an issue of £400,000,000 3.875 per cent Notes due 28 November 2022 under the £750,000,000 Euro Medium Term Note Programme established by the Company.
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/0384S_-2012-11-26.pdf
A copy of the Final Terms has been submitted to the National Storage Mechanism and will be available in due course for inspection at www.Hemscott.com/nsm.do
For further information, please contact:

Investor Relations (Catherine Dolton, Isabel Green):	+44 (0)1895 512 176
Media Relations (Yasmin Diamond, Kari Kerr):	+44 (0)1895 512 299	+44 (0)7770 736 849

About IHG
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs) is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 69 million members worldwide.  IHG franchises, leases, manages or owns over 4,500 hotels and more than 672,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.  InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media , www.twitter.com/ihg , www.facebook.com/ihg or www.youtube.com/ihgplc.

Exhibit 99.9

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 27 November 2012 it acquired 120,000 of its own ordinary shares for cancellation at an average price of 1681.6584 pence per ordinary share. The highest and lowest prices paid for these shares were 1683 pence per share and 1679 pence per share respectively.

Following settlement of this purchase, the Company will have 269,661,850 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 28 November 2012 it acquired 240,000 of its own ordinary shares for cancellation at an average price of 1670.6602 pence per ordinary share. The highest and lowest prices paid for these shares were 1672 pence per share and 1668 pence per share respectively.

Following settlement of this purchase, the Company will have 269,421,850 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 29 November 2012 it acquired 200,000 of its own ordinary shares for cancellation at an average price of 1675.1791 pence per ordinary share. The highest and lowest prices paid for these shares were 1674 pence per share and 1670 pence per share respectively.

Following settlement of this purchase, the Company will have 269,221,850 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 November 2012